December 18, 2009

Mail Stop 3010

Mr. Carl T. Berquist
Executive Vice President and Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

> **Re: Marriott International, Inc.**
> **Form 10-Q for the quarter ended September 11, 2009**
> **File No. 001-13881**
> **Filed on October 9, 2009**

Dear Mr. Berquist:

We have reviewed your response letter dated December 3, 2009 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

Note 19. Restructuring Costs and Other Charges, page 33

Reserves for Loan Losses, page 35

1.   We note your response to comment 2 regarding the $43 million provision for loan losses. Notwithstanding the frequency with which you make loans to property owners, it appears that this provision represents an operating charge and should be reclassified as such. Please confirm to us that you will reclassify the $43 million charge to the operating section of your consolidated statements of income in all future filings.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief